上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of SIIC

RECEIVED
2007 JUL 20 P 1:41

Our Ref: SIHL/ADR/07

19th July 2007

By Courier

07025419

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copies of two announcements both dated 18th July 2007 and a shareholders' circular dated 19th July 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(4) and (5), the aforesaid announcements shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of the same shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

PROCESSED
JUL 25 2007
THOMSON
FINANCIAL

Marina Wong
Company Secretary

Jw 7/23

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Mail)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg

香港告士打道39號夏愨大廈26樓 電話：(852) 2529 5652 傳真：(852) 2529 5067
26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong Tel : (852) 2529 5652 Fax: (852) 2529 5067
M:\Kylie\Letter\Letter Format (363)\Ltr to SEC (ADR).doc

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 363)

NOTIFICATION

ANNOUNCEMENT

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of Shanghai Industrial Holdings Limited at www.sihl.com.hk under "News".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 26/F., Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong from 9:00 a.m. to 12:30 p.m. and from 1:30 p.m. to 5:30 p.m., Mondays to Fridays (except public holidays), from today until 18th August 2007. Copies will be provided upon request at no charge.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 18th July 2007

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Announcement

Reference is made to certain press articles published on 18th July 2007 relating to the proposed spin-off by the Company of Wing Fat by way of a separate listing.

The Board announces that it is currently considering a proposal to spin-off Wing Fat, a subsidiary of the Company by way of a separate listing on the Main Board of the Stock Exchange. As at the date of this announcement, the Company has not yet lodged the relevant application for approval of the Spin-off Proposal required under Practice Note 15 of the Listing Rules.

As the Spin-off Proposal may or may not proceed, shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company. Further announcement will be made at the appropriate time if the Spin-Off Proposal does proceed.

Reference is made to certain press articles published on 18th July 2007 relating to the proposed spin-off by Shanghai Industrial Holdings Limited (the "Company") of The Wing Fat Printing Company, Limited ("Wing Fat") by way of a separate listing.

The board of directors (the "Board") of the Company announces that it is currently considering a proposal (the "Spin-off Proposal") to spin-off Wing Fat, a subsidiary of the Company, by way of a separate listing on the Main Board of The Stock Exchange of the Hong Kong Limited (the "Stock Exchange"). As at the date of this announcement, the Company has not yet lodged the relevant application for approval of the Spin-off Proposal required under Practice Note 15 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"). No definite decision has been made on the timing of the Spin-Off Proposal and the Spin-off Proposal may or may not materialize.

As the Spin-off Proposal may or may not proceed, shareholders and potential investors of the Company are advised to exercise caution when dealing in the shares of the Company. Further announcement will be made at the appropriate time if the Spin-Off Proposal does proceed.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 18th July 2007

As at the date of this announcement, the Board of the Company is comprised of:

Executive Directors:
Mr. Cai Lai Xing, Mr. Cai Yu Tian, Mr. Qu Ding, Mr. Lu Ming Fang, Mr. Ding Zhong De, Mr. Qian Shi Zheng, Mr. Yao Fang and Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui, Prof. Woo Chia-Wei and Mr. Leung Pak To, Francis

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shanghai Industrial Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Shanghai Industrial Holdings Limited.

SIIC 上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

DISCLOSEABLE TRANSACTION
IN RELATION TO THE PROPOSED INVESTMENT
IN A PRC JOINT VENTURE COMPANY

A letter from the Board is set out on pages 3 to 11 of this circular.

19th July 2007

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"Board"	the board of Directors
"Company"	Shanghai Industrial Holdings Limited, a company incorporated under the laws of Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Capital Contribution Agreement"	an agreement in respect of the increase in capital of Shanghai Urban Development dated 27th June 2007 entered into between the Company and the PRC JV Partner
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party"	a third party which is not a connected person of the Company
"Latest Practicable Date"	13th July 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules
"Joint Venture Agreements"	the Capital Contribution Agreement, the Joint Venture Contract and the Joint Venture Articles
"Joint Venture Company"	a sino-foreign joint venture company to be transformed from Shanghai Urban Development
"Joint Venture Contract"	a joint venture contract in respect of the joint operation of the Joint Venture Company dated 27th June 2007 entered into between the Company and the PRC JV Partner

"Joint Venture Articles"	the joint venture articles of association of the Joint Venture Company approved by the Board and signed by the Company and the PRC JV Partner on 27th June 2007
"PRC"	the People's Republic of China
"PRC JV Partner"	上海市徐匯區國有資產監督管理委員會 (Xuhui District State-owned Assets Administrative Committee), a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District
"Proposed Capital Contribution"	proposed capital contribution made by the Company to the Joint Venture Company pursuant to the Capital Contribution Agreement
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong)
"Shanghai Urban Development"	上海城開(集團)有限公司 (Shanghai Urban Development (Holdings) Co., Ltd.*), a wholly state-owned enterprise established under the laws of the PRC with the PRC JV Partner as the authorised representative exercising state-owned shareholder's rights over it
"Shares"	shares of HK$0.10 each in the capital of the Company
"Shareholders"	holder(s) of Share(s)
"SIIC"	Shanghai Industrial Investment (Holdings) Co. Ltd., a company incorporated under the laws of Hong Kong with limited liability
"State-owned Management Company"	上海徐匯國有資產投資經營有限公司 (Shanghai Xuhui State-owned Assets Management Company), a wholly state-owned enterprise established under the laws of the PRC with the PRC JV Partner as the authorised representative exercising state-owned shareholder's rights over it
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purposes of this circular, for illustration purpose, amounts in RMB have been translated into Hong Kong dollars at the exchange rate of RMB1 to HK$1. Such translation does not constitute a representation that any amount has been, could have been or may be exchanged at such rates.

For the purposes of this circular, the English name with an asterisk (*) is an informal English translation of the official Chinese name.

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

Executive Directors:
Mr. Cai Lai Xing *(Chairman)*
Mr. Cai Yu Tian *(Vice Chairman and Chief Executive Officer)*
Mr. Qu Ding *(Vice Chairman and Executive Deputy CEO)*
Mr. Lu Ming Fang
Mr. Ding Zhong De
Mr. Qian Shi Zheng *(Deputy CEO)*
Mr. Yao Fang
Mr. Tang Jun

Independent Non-Executive Directors:
Dr. Lo Ka Shui
Prof. Woo Chia-Wei
Mr. Leung Pak To, Francis

Registered office:
26th Floor
Harcourt House
39 Gloucester Road
Wanchai
Hong Kong

19th July 2007

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION IN RELATION TO THE PROPOSED INVESTMENT IN A PRC JOINT VENTURE COMPANY

1. INTRODUCTION

On 27th June 2007, the Board announced that the Company and the PRC JV Partner entered into the Capital Contribution Agreement, pursuant to which the Company had agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development, of which RMB120.53 million would be contributed to the registered capital of Shanghai Urban Development and the remaining RMB2,010,130,600 would be contributed to its capital reserve. On the same day, the Company and the PRC JV Partner entered into the Joint Venture Contract and the Joint Venture Articles. Immediately after the Proposed Capital Contribution, the registered capital of Shanghai Urban Development will be increased from RMB180.80 million to RMB301.33 million and the PRC JV Partner and the Company will respectively own 60% and 40% equity interest in Shanghai Urban Development. To the best of the Directors' knowledge, information and belief and having made all reasonable enquiries, the PRC JV Partner is an Independent Third Party.

The Joint Venture Agreements and the transactions contemplated thereunder constitute discloseable transaction of the Company under Chapter 14 of the Listing Rules. The Company is required by the Listing Rules to issue this circular to provide the Shareholders with further information on such transactions and to give other information in relation to the Company.

2. THE CAPITAL CONTRIBUTION AGREEMENT

Major terms of the Capital Contribution Agreement are summarised as below:

Date	27th June 2007
Parties	(1) The Company (2) The PRC JV Partner
Nature of the transaction	Pursuant to the Capital Contribution Agreement, the Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development, of which RMB120.53 million will be contributed to the registered capital of Shanghai Urban Development and the remaining RMB2,010,130,600 will be contributed to its capital reserve. Immediately after the Proposed Capital Contribution, the registered capital of Shanghai Urban Development will be increased from RMB180.80 million to RMB301.33 million and the PRC JV Partner and the Company will respectively own 60% and 40% equity interest in Shanghai Urban Development.
Consideration	The Company has agreed to make a capital contribution of RMB2,130,660,600 to Shanghai Urban Development in return for a 40% equity interest in Shanghai Urban Development. The amount of capital contribution to be made by the Company to Shanghai Urban Development as mentioned above was determined by reference to the net asset value of Shanghai Urban Development as at 31st December 2006 as shown in an asset appraisal report. According to the asset appraisal report, the net asset value of Shanghai Urban Development as at 31st December 2006 amounted to RMB3,195,990,860.33. An amount of RMB220 million is payable by the Company to 上海聯合產權交易所 (Shanghai United Assets and Securities Exchange) as deposit to secure the performance by the Company of its obligations to pay the capital contribution pursuant to the Capital Contribution Agreement. Such deposit can be applied towards payment of the second stage payment of the capital contribution to be made by the Company as mentioned below. The deposit shall be refunded to the

Company within five business days if the failure of the Company to perform its obligation to pay its capital contribution is caused by reasons other than breaches of the Company.

Capital contribution made by the Company and the deposit mentioned above shall be paid in cash in either Hong Kong dollars or United States dollars. Of the RMB2,130,660,600 capital contribution, not less than 30% shall be paid within five business days from the date on which the Capital Contribution Agreement becomes effective and the balance shall be paid in one lump sum within two months after the Capital Contribution Agreement becomes effective.

Non-disposal Undertaking

The Company has undertaken to the PRC JV Partner that it shall not dispose of its 40% equity interest in the Joint Venture Company acquired pursuant to the Capital Contribution Agreement within five years after such acquisition. If it is necessary to do so, such transfer must be approved in writing by the PRC JV Partner. An exception to the aforesaid restriction on the Company's right to transfer is where the transfer is to a group company for the purpose of an internal Group restructuring and there is no change in the capacity of the Company as the ultimate controller and the consideration for such transfer is not obviously higher than the consideration payable by the Company as mentioned above and in the case of such transfer, the PRC JV Partner shall give its consent.

Other Undertakings

The Company and the PRC JV Partner have agreed, among other things, that:

(1) if the State-owned Management Company incurs liabilities under various guarantees given by it in respect of certain loans obtained by Shanghai Urban Development from banks prior to the signing of the Capital Contribution Agreement, such economic loss shall be borne by the Joint Venture Company in accordance with the law. Whereas, if the Joint Venture Company incurs liabilities under various guarantees given by Shanghai Urban Development in respect of certain loans obtained by the State-owned Management Company from banks prior to the signing of the Capital Contribution Agreement, the PRC JV Partner shall compensate the actual economic loss suffered by the Joint Venture Company out of its share of the future profits of the Joint Venture Company in respect of its 60% equity interest;

(2) if after the completion of the Proposed Capital Contribution, (i) it shall be discovered that there was any undisclosed liability or legal risk of the Joint Venture Company prior to 31st December 2006 which caused the net asset value of Shanghai Urban Development become less than the net asset value as shown in the asset appraisal report mentioned above, or (ii) it shall be discovered that there were assets, or contingent rights and interests or gains of Shanghai Urban Development omitted from the asset appraisal report and which were not provided for in the Capital Contribution Agreement, and, in each case, the cumulative amounts involved equal to RMB30 million or more, and there are sufficient reasons, the Company and the PRC JV Partner shall resolve the matter through separate negotiation; and

(3) if the Joint Venture Company shall in the future recover any assets to which zero value had been assigned for the purpose of the asset appraisal mentioned above due to the inability to recover such assets over a long period of time, such assets (and similar assets which had been appraised at zero value) shall belong to the PRC JV Partner.

Effective Date The Capital Contribution Agreement will become effective when it is approved by the relevant approval authorities.

As at the Latest Practicable Date, the Capital Contribution Agreement has not yet been approved by the relevant approval authorities.

3. THE JOINT VENTURE CONTRACT AND THE JOINT VENTURE ARTICLES

Major terms of the Joint Venture Contract and the Joint Venture Articles are summarised as below:

Date 27th June 2007

Parties (1) The Company

(2) The PRC JV Partner

Business scope of the Joint Venture Company The scope of business of the Joint Venture Company following its conversion into a sino-foreign equity joint venture company shall include real estate development and consultancy services, resettlement work, ancillary construction equipment, construction material, industrial investment, domestic trading (specially regulated ones excepted) and property sales, leasing and management.

Registered capital of the Joint Venture Company	The registered capital of the Joint Venture Company will be RMB301.33 million. Immediately after the Proposed Capital Contribution, the PRC JV Partner and the Company will respectively own 60% and 40% of the registered capital of Shanghai Urban Development.
Restrictions on transfer of Interest	Transfer or mortgage of any interest in the Joint Venture Company by a party shall require the approval of the other party. In addition, transfer of interest in the Joint Venture Company by any of the PRC JV Partner and the Company to a third party is subject to the pre-emptive right of the other and the terms of transfer offered to the third party shall not be more favourable than those offered to the other shareholder of the Joint Venture Company. However, in the case of a transfer by a party to the Joint Venture Contract to its group company of all or any part of its equity interest in the Joint Venture Company and such transfer is for the purpose of its internal restructuring, the other party to the Joint Venture Contract shall waive its pre-emptive right in respect of such transfer.
Board composition of the Joint Venture Company	The board of directors of the Joint Venture Company shall consist of seven members. The Company and the PRC JV Partner are entitled to appoint three directors and four directors of the Joint Venture Company respectively. The chairman of the board of directors of the Joint Venture Company shall be appointed by the PRC JV Partner and the vice-chairman of the board of directors of the Joint Venture Company shall be appointed by the Company. Each term of office of the directors of the Joint Venture Company is three years and a director may remain in office if the party appointing him/her shall continue to appoint him/her. Pursuant to the Joint Venture Articles, two-thirds of the total number of directors of the Joint Venture Company shall form a quorum of board meetings.
Profit and loss	Pursuant to the Joint Venture Contract, profits available for distribution shall be distributed to the PRC JV Partner and the Company in proportion to their respective capital contribution to the registered capital of the Joint Venture Company. The liability of the PRC JV Partner and the Company towards the liabilities of the Joint Venture Company shall be limited to the respective amounts of capital contribution responsible to be made by them.

Term of the Joint Venture Company The Joint Venture Company will have a joint venture period of fifty years commencing on the date of issuance of its business licence. The PRC JV Partner and the Company may apply for an extension of the joint venture period within six months prior to the expiry of the original joint venture period.

Dissolution At the end of the term of the Joint Venture Company, the remaining assets of the Joint Venture Company (after payment of debts) will be distributed to the PRC JV Partner and the Company in proportion to the respective amounts of capital contribution paid up by them.

Effective Date The Joint Venture Contract and the Joint Venture Articles will become effective when they are approved by the relevant approval authority.

Save for the capital contribution disclosed above, the Company has no other capital commitment (whether equity, loan or otherwise) to the Joint Venture Company.

4. CORPORATE STRUCTURE BEFORE AND AFTER COMPLETION OF THE PROPOSED CAPITAL CONTRIBUTION

Following completion of the Proposed Capital Contribution, the Company will become the holder of 40% of the equity interest in the Joint Venture Company, and the Joint Venture Company will be accounted for as an associated company.

Set out below are the shareholding structures of Shanghai Urban Development as at the date of this circular and of the Joint Venture Company immediately after completion of the Proposed Capital Contribution:

As at the date of this circular


The PRC JV Partner Note
100%
Shanghai Urban Development

Immediately after completion of the Proposed Capital Contribution


The PRC JV Partner Note
The Company
60%
40%
Joint Venture Company

Note: The PRC JV Partner is authorised by Shanghai Xuhui District People's Government to exercise state-owned shareholder's rights.

5. INFORMATION ABOUT SHANGHAI URBAN DEVELOPMENT

Business carried on by Shanghai Urban Development

Shanghai Urban Development is a wholly state-owned enterprise established in 1996. The capital of Shanghai Urban Development was made by Shanghai Xuhui District People's Government and the PRC JV Partner is authorised by Shanghai Xuhui District People's Government to exercise state-owned shareholder's rights over Shanghai Urban Development. Shanghai Urban Development and its subsidiaries together have a land reserve with a total gross floor area of about 2 million square meters for development, which includes commercial and residential development projects in Shanghai, Kunshan (Jiangsu province), Changsha (Hunan province) and Hefei (Anhui province). Among these projects are "Xujiahui Centre" and "Urban Cradle" in which Shanghai Urban Development has a 60% and 90% interest respectively. "Xujiahui Centre" (currently in the planning stage) is located above the Xuhui subway station in the main commercial hub of Shanghai and is one of the largest comprehensive commercial projects in downtown Shanghai, which has a planned development site area of approximately 13.2 hectares. "Urban Cradle" (which is currently under development) is one of the largest residential projects in southwest Shanghai, within the Middle Ring Road territory with a planned development site area of approximately 94.3 hectares.

The current principal activities of Shanghai Urban Development and its subsidiaries include real estate development and consultancy services, resettlement work, ancillary construction equipment, construction material, industrial investment, domestic trading (specially regulated ones excepted) and property sales, leasing and management. The current registered capital of Shanghai Urban Development is RMB180.80 million.

Financial information on Shanghai Urban Development

The unaudited consolidated profit before taxation, extraordinary items and minority interests, and the unaudited consolidated profit after taxation, extraordinary items and minority interests, of Shanghai Urban Development for the two years ended 31st December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards, were as follows:

	Year ended 31st December	
	2005	**2006**
	RMB'000	*RMB'000*
	(unaudited)	(unaudited)
Consolidated profit before taxation, extraordinary items and minority interests	96,319	616,604
Consolidated profit after taxation, extraordinary items and minority interests	61,165	317,323

The unaudited consolidated net asset value and the unaudited consolidated total asset value of Shanghai Urban Development as at 31st December 2006, which were prepared in accordance with Hong Kong Financial Reporting Standards, were approximately RMB836.74 million and RMB8,880.60 million respectively.

6. FINANCIAL EFFECTS

Effect on net asset value

Upon completion of capital contribution in Shanghai Urban Development, there will be no material change to the consolidated net asset value of the Group as a result of the capital contribution in Shanghai Urban Development.

Effect on earnings

The unaudited consolidated net profit of Shanghai Urban Development for the financial year ended 31st December 2006 was approximately RMB317,323,000. Upon completion of the capital contribution in Shanghai Urban Development, the Group will account for 40% of the result of Shanghai Urban Development.

7. SOURCE OF FUNDING

The investment of the Company in the Joint Venture Company will be funded by internal resources of the Group.

8. REASONS FOR AND BENEFITS OF THE JOINT VENTURE AGREEMENTS

Leveraging on its Shanghai background and by capitalizing on the experience of the management accumulated from operating in the Shanghai real estate market, the proposed acquisition of equity interest in Shanghai Urban Development enables the Group to acquire quality real estate projects and companies in Shanghai. It is visualized by the management of the Company that the investment in real estate will become a core segment in the Group's future strategic planning.

On the basis of the wide experience of Shanghai Urban Development's management team and good reputation of Shanghai Urban Development in the Shanghai real estate sector, the strategic value of commercial property projects and residential property projects, and land reserve of about 2 million square meters of gross floor area for development owned by Shanghai Urban Development and its subsidiaries, the proposed acquisition of equity interest in Shanghai Urban Development will facilitate the Group to penetrate in the Shanghai real estate sector with leading position. It is expected to form a platform to integrate state-owned real estate resources in Shanghai and to achieve the Group's strategic goal of becoming a regional leading real estate player in the PRC.

The consideration for the transactions contemplated under the Joint Venture Agreements have been determined through arm's length negotiation between the Company and the PRC JV Partner principally based on the asset appraisal mentioned above.

The Directors consider that the Joint Venture Agreements are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned.

9. GENERAL

The Group is principally engaged in the businesses of real estate investment, infrastructure facilities, medicine and consumer products.

The PRC JV Partner is a government authority authorised by and established directly under Shanghai Xuhui District People's Government for supervising and managing state-owned assets in the possession of Xuhui District.

10. ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
CAI LAI XING
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of information contained in this circular and confirm, having made all reasonable enquires, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests or short positions of the Directors and the chief executive of the Company in the shares and underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required pursuant to Section 352 of the SFO to be entered in the register maintained by the Company referred to therein, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

(i) Interests in shares and underlying shares of the Company

(a) Ordinary Shares of the Company

Name of Director	Capacity	Nature of interest	Number of issued shares held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	Personal	4,000,000	0.41%
Qu Ding	Beneficial Owner	Personal	1,250,000	0.13%
Lu Ming Fang	Beneficial Owner	Personal	1,870,000	0.19%
Ding Zhong De	Beneficial Owner	Personal	377,000	0.04%
Qian Shi Zheng	Beneficial Owner	Personal	459,000	0.05%
Yao Fang	Beneficial Owner	Personal	200,000	0.02%

All interests stated above represented long positions.

(b) Share options of the Company

Name of Director	Capacity	Date of grant	Exercise price per share	Number of share options held	Percentage of total issued share capital
Cai Lai Xing	Beneficial Owner	2nd September 2005	HK$14.89	800,000	0.08%
Cai Yu Tian	Beneficial Owner	2nd May 2006	HK$17.10	1,300,000	0.13%
Qu Ding	Beneficial Owner	2nd September 2005	HK$14.89	560,000	0.06%
Lu Ming Fang	Beneficial Owner	2nd September 2005	HK$14.89	480,000	0.05%
Ding Zhong De	Beneficial Owner	2nd May 2006	HK$17.10	1,000,000	0.10%
Qian Shi Zheng	Beneficial Owner	2nd September 2005	HK$14.89	300,000	0.03%
Tang Jun	Beneficial Owner	2nd September 2005	HK$14.89	300,000	0.03%

Share options granted on 2nd September 2005 under the Company's share option scheme are exercisable during the period from 2nd March 2006 to 1st March 2009 in three batches.

Share options granted on 2nd May 2006 under the Company's share option scheme are exercisable during the period from 2nd November 2006 to 1st November 2009 in three batches.

(ii) Interests in shares of Shanghai Industrial Pharmaceutical Investment Co. Ltd.

Name of Director	Capacity	Nature of interests	Number of issued shares held	Percentage of total issued share capital
Lu Ming Fang	Beneficial Owner	Personal	23,400	0.01%
Ding Zhong De	Beneficial Owner	Personal	23,400	0.01%

All interests stated above represented long positions.

(b) As at the Latest Practicable Date, so far as was known to the Directors, the interests and short positions of the persons (not being a Director or chief executive of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the SFO were as follows:

Name of Shareholder	Capacity	Nature of interests	Number of issued ordinary shares held	Percentage of total issued share capital
(a) Long Positions				
SIIC	Interests held by controlled corporations	Corporate	548,076,000 *(note (i))*	56.52%
Templeton Asset Management Limited	Investment manager	Corporate	57,610,253	5.94%
(b) Short Positions				
SIIC	Interests held by controlled corporations	Corporate	87,653,993 *(note (ii))*	9.04%

Notes:

(i) SIIC through its wholly-owned subsidiaries, namely Shanghai Investment Holdings Ltd., SIIC Capital (B.V.I.) Ltd. and SIIC CM Development Ltd. held 468,066,000, 80,000,000 and 10,000 Shares respectively, and was accordingly deemed to be interested in the respective Shares held by the aforementioned companies.

(ii) SIIC was taken to have short positions in respect of 87,653,993 underlying shares of the Company under certain listed equity derivatives pursuant to the Zero Coupon Guaranteed Exchangeable Bonds issued by Shanghai Industrial Investment Treasury Co. Ltd. due March 2009 unconditionally and irrevocably guaranteed by SIIC and exchangeable into ordinary Shares.

(c) As at the Latest Practicable Date, so far as was known to the Directors, the following Directors are also directors or employees of SIIC:

Name of Director	Position held in SIIC
Mr. Cai Lai Xing	Chairman
Mr. Cai Yu Tian	Executive Director and President
Mr. Qu Ding	Executive Director and Executive Vice President
Mr. Lu Ming Fang	Executive Director
Mr. Ding Zhong De	Executive Director
Mr. Qian Shi Zheng	Vice President and General Manager of Finance and Planning Department
Mr. Tang Jun	General Manager of Internal Audit Department and Deputy General Manager of Finance and Planning Department

(d) As at the Latest Practicable Date, so far as was known to the Directors, the following persons (other than members of the Group) were directly or indirectly interested in 10% or more of the issued share capital carrying rights to vote in all circumstances at general meetings of the following members of the Group (other than the Company) and the amount of each of such person's interest in such securities were as follows:

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Changzhou Pharmaceutical Co. Ltd.* (常州藥業股份有限公司)	Changzhou State-owned Assets Investment Co.* (常州國有資產投資經營總公司)	equity interest	23.05%
Chia Tai Qingchunbao Pharmaceutical Co. Ltd.* (正大青春寶藥業有限公司)	China (Hangzhou) Qingchunbao Group Co. Ltd.* (中國(杭州)青春寶集團有限公司)	equity interest	20%
	Hangzhou Chia Tai Qingchunbao Staff Shareholding Association* (杭州市正大青春寶職工持股協會)	equity interest	20%
Chifeng Arker Pharmaceutical Technology Co. Ltd.* (赤峰艾克製藥科技股份有限公司)	Shenzhen Yigong Industrial Co. Ltd.* (深圳益公實業有限公司)	equity interest	14.67%
Chifeng Mysun Pharma Co. Ltd.* (赤峰蒙欣藥業有限公司)	Chifeng Pharmaceutical (Group) Co. Ltd.* (赤峰製藥(集團)有限責任公司)	equity interest	17.91%
Guangdong Techpool Biochem Pharma Co. Ltd.* (廣東天普生化醫藥股份有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	23.06%
	Fu He Liang (傅和亮)	equity interest	11.98%
Techpool International Pharma Co. Ltd.* (廣州天普海外藥業有限公司)	Guangzhou Bopu Biotechnology Co. Ltd.* (廣州市博普生物技術有限公司)	equity interest	27.62%
Hangzhou Huqingyutang Pharmaceutical Co. Ltd.* (杭州胡慶餘堂藥業有限公司)	Hangzhou Huqingyutang Investment Co. Ltd.* (杭州胡慶餘堂投資有限公司)	equity interest	44.9566%
Liaoning Herbapex Pharmaceutical (Group) Co. Ltd.* (遼寧好護士藥業(集團)有限責任公司)	Medieval International Limited	equity interest	15%
	Zheng Ji Yu (鄭繼宇)	equity interest	16.5%
Mergen Biotech Limited	Excellent Hope Holdings Inc.	ordinary shares	10.99%
	Sino-Alliance International, Ltd	ordinary shares	18.6%
Shanghai Qiyi Dental Equipment Co. Ltd.* (上海奇異牙科器材有限公司)	Shanghai Dental Materials Factory Qi Xin Operating Services Department* (上海齒科材料廠奇新綜合經營服務部)	equity interest	10%
Shanghai Victor Medical Instrument Co. Ltd. (上海勝利醫療器械有限公司)	ACCS Products Inc. USA	equity interest	25%
Shanghai Yichuang Traditional Chinese Medicine Research & Development Center Co. Ltd. (上海醫創中醫藥科研開發中心有限公司)	Shanghai University of Traditional Chinese Medicine Technological Development Co.* (上海中醫大科技發展公司)	equity interest	45%

Name of member of the Group	Name of substantial shareholders	Class of share capital	Percentage of registered shareholding
Shanghai Yunhu Raw-pharmaceutical Co. Ltd. (上海雲湖醫藥藥材股份有限公司)	Shanghai Yunhu Raw Pharmaceutical Co. Ltd. Staff Shareholding Association (上海雲湖醫藥藥材股份有限公司職工持股會)	equity interest	15.45%
Shanghai Yunhu Yuemin Pharmacy Co. Ltd.* (上海雲湖悦民大藥房有限公司)	Shanghai Yuanfeng Pharmacy* (上海源豐藥房)	equity interest	30%
SI United Changcheng Pharmaceutical Co. Ltd.* (上海實業聯合集團長城藥業有限公司)	Jin Jiang International Holdings Co. Ltd. (錦江國際(集團)有限公司)	equity interest	30%
SI United Pharmaceutical Co. Ltd.* (上海實業聯合集團製藥有限公司)	Zhou Yi Ping (周一平)	equity interest	22%
	Hu Zheng (許政)	equity interest	17%
	Feng Wei (馮偉)	equity interest	10%
Xiamen Traditional Chinese Medicine Co. Ltd.* (廈門中藥廠有限公司)	Xiamen Qinggong Group Co. Ltd.* (廈門輕工集團有限公司)	equity interest	30%
Chengdu Wingfat Printing Co. Ltd.* (成都永發印務有限公司)	Sichuan Swellfun Co. Ltd. (四川水井坊股份有限公司)	equity interest	20%
	Chengdu Jiangshi Investment Co. Ltd.* (成都江氏投資有限公司)	equity interest	19%
	Xichuen Huize Investment Co. Ltd.* (四川惠澤投資有限公司)	equity interest	10%
Hebei Yongxin Paper Co. Ltd.* (河北永新紙業有限公司)	Xinnan (Tianjin) Paper Co. Ltd.* (新南(天津)紙業有限公司)	equity interest	29%
Xuchang Yongchang Printing Co. Ltd. (許昌永昌印務有限公司)	Henan Cigarette Industrial Co.* (河南中煙工業公司)	equity interest	20.6%
	Shangtou Bonded Area Jinguang Industrial Co. Ltd.* (汕頭保税區金光實業有限公司)	equity interest	28.4%

(e) Save as disclosed above, as at the Latest Practicable Date:

(i) so far as was known to the Directors, none of the Directors or chief executive of the Company had any interests or short positions in any shares or underlying shares or interests in debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(ii) there was no person known to the Directors who had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO or, was, directly or indirectly, interested in 10% or more of the nominal value of the issued share capital carrying rights to vote in all circumstances at general meeting of any other member of the Group, or any options in respect of such capital.

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered, or proposed to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

4. DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, so far so was known to the Directors, none of the Directors, and their respective associates was considered to have interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group or have any other conflicts of interest with the Group pursuant to the Listing Rules.

5. LITIGATION

So far as the Directors are aware, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration of material importance and no litigation or arbitration of material importance was pending or threatened against the Company or any of its subsidiaries as at the Latest Practicable Date.

6. MISCELLANEOUS

(a) The registered office of the Company is at 26th Floor, Harcourt House, 39 Gloucester Road, Wanchai, Hong Kong.

(b) The share registrar and transfer office of the Company is Secretaries Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary of the Company is Ms. Wong Mei Ling, Marina who is a Fellow of the Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(d) The qualified accountant of the Company is Mr. Lee Kim Fung, Edward who is a Fellow of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants.

(e) In the event of any inconsistency, the English language text of this circular shall prevail over the Chinese language text.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下上海實業控股有限公司之股份全部**售出或轉讓**，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函僅供參考用途，並不構成收購、購買或認購上海實業控股有限公司證券之邀請或要約。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

有關建議投資於
一家中國合營公司之
須予披露交易

董事會函件載於本通函第3頁至第11頁。

二零零七年七月十九日

目　錄

頁次

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「董事會」	董事會
「本公司」	上海實業控股有限公司，根據香港法律註冊成立之有限公司，其股份於聯交所主板上市
「增資協議」	本公司與中方合營夥伴於二零零七年六月二十七日就向上海城開增資而訂立之協議
「關連人士」	上市規則賦予該詞語之涵義
「董事」	本公司董事
「本集團」	本公司及其附屬公司
「港元」	香港法定貨幣港元
「香港」	中國香港特別行政區
「獨立第三方」	並非本公司關連人士之第三方
「最後實際可行日期」	二零零七年七月十三日，即本通函付印前為確定其中所載若干資料之最後實際可行日期
「上市規則」	聯交所證券上市規則
「標準守則」	上市規則附錄十所載之上市發行人董事進行證券交易的標準守則
「合營協議」	增資協議、合營合同及合營章程
「合營公司」	上海城開將改制成為之中外合資經營企業
「合營合同」	本公司與中方合營夥伴於二零零七年六月二十七日就合營公司之合作經營而訂立之合營合同

「合營章程」	於二零零七年六月二十七日由董事會批准並由本公司與中方合營夥伴簽署之合營公司的合營公司章程細則
「中國」	中華人民共和國
「中方合營夥伴」	上海市徐匯區國有資產監督管理委員會，獲徐匯區人民政府授權及直轄於徐匯區人民政府之政府機關，負責監督及管理徐匯區管有之國有資產
「建議增資」	本公司根據增資協議向合營公司作出之建議增資
「人民幣」	中國法定貨幣人民幣
「證券及期貨條例」	證券及期貨條例(香港法例第571章)
「上海城開」	上海城開(集團)有限公司，一家根據中國法律成立之全資國有企業，由中方合營伙伴獲授權代為行使國有股東職權
「股份」	本公司股本中每股面值0.10港元之股份
「股東」	股份之持有人
「上實集團」	上海實業(集團)有限公司，根據香港法律註冊成立之有限公司
「國資經營公司」	上海徐匯國有資產投資經營有限公司，一家根據中國法律成立之全資國有企業，由中方合營伙伴獲授權代為行使國有股東職權
「聯交所」	香港聯合交易所有限公司

就本通函而言，除非另有註明，否則在適用情況下所採納的人民幣兑港元匯率為人民幣1元兑1港元，並不表示曾經、可能曾經或可以按該匯率兑換任何款項。

上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
(於香港註冊成立之有限公司)
(股份代號：363)

執行董事：
蔡來興先生*(董事長)*
蔡育天先生*(副董事長及行政總裁)*
瞿　定先生*(副董事長及常務副行政總裁)*
呂明方先生
丁忠德先生
錢世政先生*(副行政總裁)*
姚　方先生
唐　鈞先生

獨立非執行董事：
羅嘉瑞先生
吳家瑋先生
梁伯韜先生

註冊辦事處：
香港
灣仔
告士打道三十九號
夏慤大廈
二十六樓

敬啟者：

有關建議投資於
一家中國合營公司之
須予披露交易

1. 緒言

於二零零七年六月二十七日，董事會公佈，本公司與中方合營夥伴訂立增資協議，據此，本公司同意向上海城開增資人民幣2,130,660,600元，其中人民幣120,530,000元將作為上海城開新增註冊資本，餘額人民幣2,010,130,600元將計入其資本公積金。同日，本公司與中方合營夥伴訂立合營合同及合營章程。於緊隨建議增資後，上海城開之註冊資本將由人民幣180,800,000元增至人民幣301,330,000元，而中方合營夥伴及本公司將分別持有上海城開之60%及40%股本權益。就董事所知、所悉及所信，並經作出一切合理查詢後，中方合營夥伴為獨立第三方。

根據上市規則第14章，合營協議及其項下預計進行之交易構成本公司之須予披露交易。上市規則規定本公司須刊發本通函以向股東提供該等交易之進一步資料及提供有關本公司之其他資料。

2. 增資協議

增資協議之主要條款概述如下：

日期	二零零七年六月二十七日
訂約雙方	(1) 本公司 (2) 中方合營夥伴
交易之性質	根據增資協議，本公司同意向上海城開增資人民幣2,130,660,600元，其中人民幣120,530,000元將作為上海城開新增註冊資本，餘下之人民幣2,010,130,600元將計入其資本公積金。於緊隨建議增資後，上海城開之註冊資本將由人民幣180,800,000元增至人民幣301,330,000元，而中方合營夥伴及本公司將分別持有上海城開之60%及40%股本權益。
代價	本公司同意向上海城開增資人民幣2,130,660,600元，以換取上海城開之40%股本權益。 本公司將向上海城開作出之上述增資金額乃參考資產評估報告所示上海城開於二零零六年十二月三十一日之淨資產而釐定。根據資產評估報告，上海城開於二零零六年十二月三十一日之淨資產為人民幣3,195,990,860.33元。 本公司須向上海聯合產權交易所支付人民幣220,000,000元之金額，作為本公司履行增資協議項下認購增資之履約保證金。該項保證金可轉作本公司繳付下述第二期之

增資款。倘由於本公司實質性違約以外之其它原因致本公司不能履行其繳款義務時，該項保證金將在五個工作日內返還給本公司。

本公司所作出之增資及上述保證金須以港元或美元現滙的形式繳付，並須在增資協議生效之日起五個工作日內繳付不低於人民幣2,130,660,600元增資款的30%，餘款須在增資協議生效後兩個月內一次性繳清。

不出售承諾

本公司已向中方合營夥伴承諾自根據增資協議收購合營公司40%之股權起五年內不會轉讓其該等股權。如確需轉讓，必須經過中方合營夥伴書面同意。但如本公司因內部資產整合向其關聯公司進行的相關轉讓，且本公司作為實際控制人不發生變化，其轉讓的價格未明顯高於本公司支付之上述代價者除外，在此種情況下，中方合營夥伴應就該項轉讓予以同意。

其他承諾

本公司及中方合營夥伴約定(其中包括)：

(1) 倘若國資經營公司因在增資協議簽署前已發生的由其對上海城開向銀行借款所提供的多項擔保而承擔責任，該部份的經濟損失將由合營公司依法承擔。然而，倘若合營公司因在增資協議簽署前已發生的由上海城開對國資經營公司向銀行借款所提供的多項擔保而承擔責任，中方合營夥伴須對合營公司所造成的實際經濟損失，從其所持合營公司60%股權以後年度應得的股利補足給合營公司；

(2) 倘在建議增資完成後：(i)合營公司發生於二零零六年十二月三十一日前任何未披露的負債、法律風險，導致計入上述資產評估報告的上海城開淨資產的減值，或(ii)發生上海城開資產評估報告以外或增資協議約定之外的上海城開所遺漏的資產、或有權益及收益，且上述情況所涉及的金額累計達人民幣30,000,000元或以上，並有充分理由的，則由本公司與中方合營夥伴另行協商解決；及

(3) 倘若合營公司今後收回任何資產，而該等資產因長期不能收回而在上述資產評估中的評估值為零，則該部份資產(以及類似評估為零的資產)歸中方合營夥伴所有。

生效日期	增資協議將在獲相關審批機關批准後即生效。 於最後實際可行日期，增資協議仍待相關審批機關批准。

3. 合營合同及合營章程

合營合同及合營章程之主要條款概述如下：

日期	二零零七年六月二十七日
訂約雙方	(1) 本公司 (2) 中方合營夥伴
合營公司之業務範圍	合營公司在改制為中外合資經營企業後之業務範圍包括房地產開發經營及咨詢服務、動遷承包、建築配套設備、建材、實業投資、國內貿易(除專項規定)以及房地產銷售、租賃、物業管理。

(ii) 就董事所知，並無任何人士於任何本公司股份及相關股份擁有權益或淡倉而須根據證券及期貨條例第XV部第2及3分部必須通知本公司及聯交所；或直接或間接擁有附帶在所有情況下於本集團任何其他成員公司股東大會上投票權的已發行股本面值10%或以上的權益，或有關此等股本的任何購股期權。

3. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立或擬訂立本集團不得在一年內毋須支付賠償(法定賠償除外)而予以終止之服務合約。

4. 董事於競爭業務之權益

於最後實際可行日期，就各董事所悉，根據上市規則，董事或彼等各自之聯繫人士並無被認為於與本集團業務構成或可能構成直接或間接競爭，或與本集團有任何其他利益衝突之任何業務中擁有權益。

5. 訴訟

據董事所知，於最後實際可行日期，本公司或其任何附屬公司未曾涉及任何重大訴訟或仲裁，而本公司或其任何附屬公司概無任何尚未了結或面臨任何重大訴訟或仲裁。

6. 其他事項

(a) 本公司的註冊辦事處為香港灣仔告士打道三十九號夏慤大廈二十六樓。

(b) 本公司的股份過戶登記處為秘書商業服務有限公司，地址為香港灣仔皇后大道東二十八號金鐘匯中心二十六樓。

(c) 本公司的公司秘書為黃美玲女士，彼為英國特許秘書及行政人員公會及香港特許秘書公會資深會員。

(d) 本公司的合資格會計師為李劍峰先生，彼為英國特許公認會計師公會及香港會計師公會資深會員。

(e) 本通函的中、英文本如有歧異，概以英文本為準。

END